UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF NOVEMBER 2013
COMMISSION FILE NUMBER: 001-35035

Velti plc
(Exact name of Registrant as specified in its charter)
Not Applicable
(Translation of Registrant's name into English)
First Floor, 28-32 Pembroke Street Upper
Dublin 2, Republic of Ireland
Attn: Alex Moukas, Chief Executive Officer
353 (0) 1234 2676
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

INFORMATION CONTAINED IN THIS FORM 6-K REPORT
Agreement to Sell Certain Mobile Marketing Businesses; Filing of Chapter 11 Petitions under the U.S. Bankruptcy Code
On November 4, 2013, Velti plc, a company organized under the laws of the Bailiwick of Jersey (the "Company"), announced that affiliates of GSO Capital Partners LP ("GSO") have acquired the lenders' rights under the credit facility entered by and among the Company and some of its subsidiaries and HSBC Bank, National Association. In addition, the Company has agreed to sell its U.S., U.K., and India mobile marketing businesses and certain of its U.S.-based advertising businesses to affiliates of GSO. Under the terms of the proposed asset purchase agreement and to facilitate the sale, the Company's U.S. operating companies filed voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code.
In connection with this proposed sale, Velti Inc., Air2Web, Inc., Air2Web Interactive, Inc., Velti North America Holdings, Inc., Velti North America, Inc. and Velti US Holdings, Inc. filed, on November 3, 2013, voluntary petitions under Chapter 11 of the U.S. Bankruptcy Code with the bankruptcy court in Delaware. In order to facilitate the bankruptcy process and the sale of the mobile marketing business, GSO has committed to provide up to $25 million in debtor-in-possession financing, including a $10 million cash injection to support the operations included in the proposed sale.
A copy of the press release announcing the agreement is filed herewith as Exhibit 99.1
Cessation of Mobclix Operations; Filing of Chapter 7 Petition under the U.S Bankruptcy Code
On November 3, 2013, Mobclix, Inc., a wholly-owned subsidiary of Velti plc, ceased operations, and filed a voluntary petition under Chapter 7 of the U.S. Bankruptcy Code to initiate an orderly wind-down of the business.
A copy of the press release announcing the filing of the petition is filed herewith as Exhibit 99.2

EXHIBITS

Exhibit Number	Description

99.1	Velti Press Release Announcing Agreement to Sell Mobile Marketing Businesses in U.S., U.K., and India to Affiliates of GSO Capital Partners LP
99.2	Velti Press Release Announcing Mobclix Ceases All Operations; Files Voluntary Chapter 7 Petition

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VELTI PLC
(Registrant)

By:	/s/ Sally J. Rau
Name:	Sally J. Rau
Title:	Chief Administrative Officer and General Counsel

Date: November 5, 2013